

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2014

Via E-mail
Timothy D. Boyd
Chief Executive Officer, President and Chairman
Peak Resorts, Inc.
1409 Hidden Valley Drive
Wildwood, MO 63025

>　　**Re:　Peak Resorts, Inc.**
>　　　　**Draft Registration Statement on Form S-1**
>　　　　**Submitted September 12, 2014**
>　　　　**CIK No. 0001517401**

Dear Mr. Boyd:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide updated support for all quantitative and qualitative data used in your registration statement. Clearly mark the specific language in the supporting materials that supports each statement. The requested information should be filed as EDGAR

correspondence or, alternatively, should be sent in paper form accompanied by a cover letter indicating that the material is being provided pursuant to Securities Act Rule 418 and that such material should be returned to the registrant upon completion of the staff review process.

Summary of the Offering, page 12

3.   We note your response to comment 1 of our letter dated August 8, 2011. It appears that you have removed the disclosure contained in your response to this comment. Please revise to provide the disclosure originally provided in response to this comment. Additionally, with a view to disclosure, please demonstrate to us that you have a reasonable basis for concluding that you expect to have earnings and cash flows sufficient to cover the projected dividend. We may have further comment.

Risk Factors, page 16

Our business requires significant capital expenditures …, page 20

4.   Please disclose whether there are any limits on the amount of leverage you may incur.

Cancellation of the Immigrant Investor Program …, page 21

5.   We note your disclosure that you have been advised by the State of Vermont that you will need to relocate your water reservoir. To the extent material, please provide separate risk factor disclosure to address any risks associated with this and whether any of your other facilities may be subject to similar actions in the future. Additionally, in an appropriate section, please disclose the amount you anticipate spending and when you anticipate completing the relocation.

Use of Proceeds, page 32

6.   We note that you intend to use the proceeds from this offering to repay outstanding debt and to use the remaining proceeds for working capital and general corporate purposes. Since you appear to have no specific plans for the use of a substantial portion of the proceeds from this offering, please describe the principal reasons behind the timing and size of the offering. In the alternative, please discuss in more detail how the proceeds from this offering will be used. Refer to Item 504 of Regulation S-K.

7.   Please disclose the interest rate and maturity of the debt that you intend to pay from the proceeds in this offering. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.

Financial Statements, page F-1

8.   In your next amendment, please update your financial statements and related disclosures to a date within 135 days of (i.e. not more than 134 days prior to) the date of the amendment.

Note 5. Income Taxes, page F-16

9.   We note that you elected to terminate your subchapter S-corporation effective April 30, 2011. Please tell us how your equity accounts reflect compliance with SAB Topic 4B relating to undistributed earnings on the date the S-corporation election was terminated.

Note 13. Subsequent Events, page F-22

10.   With respect to the lawsuit settled in August 2014 with the original promoter of the Company's EB-5 program, please tell us the nature of this lawsuit and when it originated.

Part II: Information Not Required In Prospectus, page II-1

Exhibits, page II-6

11.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal opinion with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed as EDGAR correspondence.

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact William Demarest at (202)551-3432 or Dan Gordon, Senior Assistant Chief Accountant, at (202)551- 3486 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: David W. Braswell, Esq. (*via e-mail*)